UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
México, D.F. 01210

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Stock Listing Information

Mexican Stock Exchange
Ticker: KOFL
COCA-COLA FEMSA ANNOUNCEMENT
NYSE (ADR)	Coca-Cola FEMSA announces date for shareholders meeting
Ticker: KOF

Ratio of KOF L to KOF = 10:1

Mexico City, Mexico – February 05, 2013 – Coca-Cola FEMSA, S.A.B. de C.V.

(“Coca-Cola FEMSA” or the “Company”), the largest public bottler of Coca-Cola products in the world, announces that on March 5, 2013 it will hold its annual shareholders meeting.

Coca-Cola FEMSA also announced that the Record Date for the Holders of its ADSs is February 15, 2013.

(This release is an English translation of a document filed with the Mexican Stock Exchange.)

❖ ❖ ❖

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, as well as southeast and northeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias, and part of the state of Minas Gerais), Argentina (federal capital of Buenos Aires and surrounding areas) and Philippines (nationwide), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories. The Company has 60 bottling facilities and serves close to 315 million consumers through more than 2,500,000 retailers with more than 100,000 employees worldwide.

For Further Information:

Investor Relations

José Castro
jose.castro@kof.com.mx
(5255) 1519-5120 / 5121

Roland Karig
roland.karig@kof.com.mx
(5255) 1519-5186

Carlos Uribe
carlos.uribe@kof.com.mx
(5255) 1519-5148

Website:
www.coca-colafemsa.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: February 5, 2013